EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

2 May 2023

NOVONIX Announces Participation in May Investor Conferences

NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that members of the executive team are scheduled to participate in the following upcoming investor events in May 2023:

•
Citi's 2023 Energy & Climate Technology Conference on 9 May in Boston, MA
•
Evercore ISI Electrification Metals and Enabling Technologies Conference on 17 May in New York, NY
•
Rho Motion Q2 EV & Battery Seminar Series Live on 18 May in New York, NY
•
B. Riley Securities 23rd Annual Institutional Investor Conference on 24 May in Beverly Hills, CA

NOVONIX management will be hosting one-on-one and group meetings with investors at these events and presentation materials will be available the day of each event on the Events and Presentations page in the investors tab on the NOVONIX website.

Please note that event participation and specific dates are subject to change. For the latest event and corporate information, please visit the NOVONIX website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and Twitter.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA